Exhibit 21.1

LIST OF SUBSIDIARIES OF NORTH HAVEN NET REIT

Name of Subsidiary	Jurisdiction of Organization
NH Net REIT Operating Partnership, LP	Delaware
NHNR HOLD CO 1, LLC	Delaware
NHNR HOLD CO 2, LLC	Delaware
NHNR HOLD CO 3, LLC	Delaware